

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2011

Via E-mail
Donald Gaiter
Acting Chief Financial Officer; Chief of Acquisitions and Strategy
NBH Holdings Corp.
101 Federal Street, 19th Floor
Boston, MA 02110

> **Re: NBH Holdings Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 23, 2011**
> **File No. 333-177971**

Dear Mr. Gaiter:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please refer to your response to comment 2 of our December 9, 2011 letter and tell us when you intend to file the Statement of Assets Acquired and Liabilities Assumed of Community Banks of Colorado.

Prospectus Summary

Our Competitive Strengths, page 6

2.   We note that the company's strategy is to create long-term stockholder value through the acquisition and operation of community banking franchises and that you state on page 59 that stock-based compensation expense will continue to be a significant recurring

expense. Therefore, please revise your discussion of Non-GAAP financial measures throughout the document to explain why, in view of your long-term plans, excluding these charges provides a measure that accurately reflects management's intended plan of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Non-performing Assets, page 76

3.   Please revise the percentage of total non-performing covered loans to total covered loans of 13.31% at September 30, 2011 to reflect the information presented. It appears the ratio is not correctly calculated.

Past Due Loans, page 77

4.   Please revise the percentage of total past due and nonaccrual loans non-covered to total non-covered loans of 7% and the percentage of total past due and nonaccrual loans covered to total covered loans of 7% at September 30, 2011 to reflect the information presented. It appears the ratio is not correctly calculated.

Allowance for Loan Losses, page 80

5.   Please revise the ratio of the allowance for loan losses to total non-performing loans at period end of 30.25% and the ratio of the allowance for loan losses to non-performing, non-covered loans at period end of 19.40% included in the tabular presentation to reflect the information presented. It appears the ratio is not correctly calculated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Christina Harley at (202) 551-3695 or Paul Cline at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   Via E-mail
        David E. Shapiro, Esq.
        Wachtell, Lipton, Rosen & Katz